SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Arcadia Resources, Inc
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
039209101
(CUSIP Number)
August 9, 2007
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John E. Elliott, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		8,613,400

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,613,400

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,613,400

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.81%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a).	Name of Issuer: Arcadia Resources, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 26777 Central Park Blvd., Suite 200, Southfield, Michigan 48076

Item 2(a).	Name of Person Filing: John E. Elliott, II

Item 2(b).	Address of Principal Business Office or, if None, Residence: 1389 Great Egret Trail, Naples, FL 34105

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 039209101
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under Section 15 of the Act,

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act,

(c)	[ ] Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	[ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	[ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	[ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	[ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box: [x]

Item 4.	Ownership.
(a)	Amount beneficially owned: 8,613,000**

(b)	Percent of class: 6.81%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 8,613,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 8,613,000

(iv)	Shared power to dispose or direct the disposition: 0
     **No change in securities beneficially owned is reported on this Form 13G. Securities beneficially owned excludes options to purchase 2,000,000 shares of the issuer’s common stock which become exercisable from December 1, 2007 to March 15, 2008, as to which beneficial ownership is disclaimed as of the date hereof for purposes of this filing, per Exchange Act Rule 13d-3.

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not Applicable.

Item 9.	Notice of Dissolution of Group.
     Not Applicable.

Item 10.	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2007

(Date)

/S/ John E. Elliott, II

(Signature)

John E. Elliott, II

(Name/Title)
Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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